Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

December 21, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:      ACCELERATION OF EFFECTIVENESS REQUEST

Northern Lights Fund Trust II (the “Trust”)

Registration File Numbers: 333-174926, 811-22549

Balter Event-Driven Fund (S000051877)

Dear Mr. Zapata:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter Event-Driven Fund (the “Fund”), we hereby request acceleration of Post-Effective Amendment No. 281 to the Trust’s registration statement on Form N-1A (“Post-Effective Amendment No. 281”) filed under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(ii) thereunder, on December 21, 2015 so that Post-Effective Amendment No. 281 would be declared effective on December 21, 2015. Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Northern Lights Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the amendment to the registration statement be accelerated to Monday, December 21, 2015 or as soon as practicable thereafter.

We are requesting acceleration of Post-Effective Amendment No. 281 because the Fund has already been reviewed by the Commission’s staff prior to the filing of Post-Effective Amendment No. 281. As previously noted in the cover letter to Post-Effective Amendment No. 281 filed on December 21, 2015, Post-Effective Amendment No. 281 was filed for the purpose of addressing staff comments on Post-Effective Amendment No. 250 (SEC Accession No. 0001580642-15-004331), insert audited financial statements for the private fund converting into the Fund and make certain other non-material changes. The Prospectus and Statement of Additional Information for the Fund was originally filed on September 22, 2015 with Post-Effective Amendment No. 249 to the Trust’s registration statement on Form N-1A. On November 6, 2015, the Trust received comments from the Commission staff with respect to the Fund, and those comments were addressed in Post-Effective Amendment No. 281.

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By: /s/ Kevin E. Wolf_________

Kevin E. Wolf

President

Northern Lights Fund Trust II

Enclosure

NORTHERN LIGHTS DISTRIBUTORS, LLC

December 21, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Northern Lights Fund Trust II:

Balter Event-Driven Fund

REQUEST FOR ACCELERATION. As the principal underwriter of the Balter Event-Driven Fund (the “Fund”), a series of Northern Lights Fund Trust II, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Fund on December 21, 2015, be accelerated to Monday, December 21, 2015 or as soon as practicable thereafter.

Very truly yours,

Northern Lights Distributors, LLC

/s/_Brian Nielsen___

Brian Nielsen

Chief Executive Officer

17605 Wright Street

Omaha, NE 68130